Exhibit 99.3
STATS ChipPAC Ltd.
Reg No.: 199407932D
APPENDIX
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 5, 2010. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2010 ended on March 28, 2010, while our first quarter of 2009 and fiscal year 2009 ended on March 29, 2009 and December 27, 2009, respectively. References to “US$” are to the lawful currency of the United States of America. The closing rate appearing on Reuters on March 28, 2010 was 1,138.00 South Korean Won per US$1.00 for cable transfers in South Korean Won and 31.83 New Taiwan Dollar per US$1.00 for cable transfers in New Taiwan Dollars (or “NT$”). For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on these exchange rates. Unless otherwise specified or the context requires, the terms “STATS ChipPAC,” “Company,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries.
Business Overview
We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer and industrial markets. Our services include:
•	Packaging services: providing leaded, laminate, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive devices and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency, analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
We have a leadership position in providing advanced package technology, such as flip-chip, wafer level, stacked die and System-in-Package. We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation) and Thailand. We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of March 28, 2010. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).

Global Market Conditions
The United States and other countries have experienced difficult economic conditions, including unprecedented financial market disruption. The current downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008 and continued well into 2009 have adversely affected, and we expect will continue to affect, demand for our products and services. The uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. Despite the recent improvement in the global economic conditions, the uncertainty in global economic conditions remains and there can be no assurance that global economic conditions will continue to improve. A sustained global economic slowdown and downturn in the semiconductor industry would have a material adverse effect on our results of operations, cash flow, financial position and/or prospects.
Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain financing for our operations or investments.
Proposed Capital Reduction Exercise and Cash Distribution
In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to US$813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon our Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting and the repayment of certain outstanding debt as given the economic environment at that time, we were not able to obtain debt financing to fund the proposed cash distribution on terms and conditions acceptable to us.
Results of Operations
Three months ended March 28, 2010 compared to three months ended March 29, 2009
Net Revenues
We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were US$387.9 million in the three months ended March 28, 2010, an increase of 75.9% compared to US$220.5 million in the three months ended March 29, 2009. The increase in net revenues in the three months ended March 28, 2010 compared to 2009 was primarily due to continued improvement in the semiconductor industry.
In the three months ended March 28, 2010, unit volumes of our total packaging were 105.2% higher compared to the same period in 2009. Average selling prices declined by 17.1% in the three months ended March 28, 2010 compared to the same period in 2009 due to product mix change and price decrease. These resulted in a net increase of our packaging revenues in the three months ended March 28, 2010 by 70.2% to US$274.7 million compared to the same period in 2009. Revenues from test and other services in the three months ended March 28, 2010 increased 91.7% to US$113.2 million compared to the same period in 2009.
In the three months ended March 28, 2010, revenue contribution from the communications market increased 1.9% over the same period in 2009 to US$202.9 million and represented 52.3% of our revenues in the three months ended March 28, 2010. Revenue contribution from consumer, multi-applications and other markets in the three months ended March 28, 2010 decreased 5.0% compared to the same period in 2009 to US$125.3 million and represented 32.3% of our revenues in the three months ended March 28, 2010. Revenue contribution from the personal computer market in the three months ended March 28, 2010 increased 3.0% to US$59.7 million over the same period in 2009, and represented 15.4% of our revenues in the three months ended March 28, 2010. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.
Gross Profit
Gross profit in the three months ended March 28, 2010 was US$77.7 million, compared to gross loss of US$2.2 million in the three months ended March 29, 2009. Gross profit as a percentage of revenues was 20.0% in the three months ended March 28, 2010, compared to (1.0)% in the three months ended March 29, 2009. In the three months ended March 28, 2010, gross profit increased primarily due to higher net revenues. Overall equipment utilization was approximately 63% in the three months ended March 28, 2010 compared to 33% in the three months ended March 29, 2009. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate and gold prices which affected our cost of materials.
Selling, General and Administrative
Selling, general and administrative expenses were US$22.6 million in the three months ended March 28, 2010, an increase of 9.6% compared to US$20.6 million in the three months ended March 29, 2009. In the three months ended March 29, 2009, selling, general and administrative expenses were lower primarily due to mandatory shutdowns and vacations. As a percentage of revenues, selling, general and administrative expenses were 5.8% in the three months ended March 28, 2010 compared to 9.3% in the three months ended March 29, 2009.
Research and Development
Research and development expenses were US$11.5 million in the three months ended March 28, 2010 compared to US$7.6 million in the three months ended March 29, 2009. The increase in research and development expenses in the three months ended March 28, 2010 was primarily due to an increase in research and development activities in advanced packaging in the three months ended March 28, 2010 and lower research and development expenses resulted from longer mandatory shutdowns and vacations during the three months ended March 29, 2009. As a percentage of revenues, research and development expenses were 3.0% in the three months ended March 28, 2010, compared to 3.5% in the three months ended March 29, 2009.
Restructuring Charges
No restructuring charges was incurred in the three months ended March 29, 2010. In the three months ended March 29, 2009, we recorded severance and related charges of US$12.9 million in connection with our restructuring plan involving the reduction of approximately 600 employees, representing approximately 5% of our global workforce.
We implemented the restructuring plan to reduce our operating costs in response to the severe operating environment during that period and to realign our organization’s structure and efficiency.
Net Interest Income (Expense)
Net interest expense was US$7.1 million in the three months ended March 28, 2010, compared to US$7.3 million in the three months ended March 29, 2009. Interest income was US$0.4 million in the three months ended March 28, 2010, compared to US$0.6 million in the three months ended March 29, 2009. The decrease in interest income in the three months ended March 28, 2010 was primarily due to lower interest rates in the three months ended March 28, 2010 compared to the same period in 2009.
Interest expense was US$7.5 million in the three months ended March 28, 2010, compared to US$7.9 million in the three months ended March 29, 2009. The decrease in interest expense was primarily due to our repayment of US$10.0 million of our 6.0% promissory notes to LSI Corporation (“LSI”) in October 2009, and the repurchase of US$2.0 million of our 6.75% Senior Notes due 2011 in March 2009. Total outstanding interest-bearing debt was US$451.8 million and US$466.8 million as of March 28, 2010 and March 29, 2009, respectively.
Foreign Currency Exchange Gain (Loss)
Net foreign currency exchange loss was US$0.9 million in the three months ended March 28, 2010, compared to net foreign currency exchange gain of US$2.0 million in the three months ended March 29, 2009. These non-cash gains and losses were due primarily to the fluctuations during the three months ended March 28, 2010 compared to the same period in 2009 between the exchange rate of the U.S. dollar and the South Korean Won, the Singapore dollar, the Malaysian Ringgit, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
Net other non-operating income was US$0.1 million in the three months ended March 28, 2010, compared to net other non-operating expense of US$2.4 million in the three months ended March 29, 2009. The non-operating expense in the three months ended March 29, 2009 was primarily due to the expenses related to our previously disclosed aborted capital reduction and debt financing incurred in 2008.
Income Tax Expense
Our consolidated income tax expense was US$7.0 million in the three months ended March 28, 2010, compared to US$0.4 million in the three months ended March 29, 2009, based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.
The US$7.0 million tax expense in the three months ended March 28, 2010 included tax benefit adjustments to the effective tax rate related to US$0.8 million of liability for unrecognized tax benefits for uncertain tax positions in the three months ended March 28, 2010, compared to tax expense adjustments of US$0.1 million in the three months ended March 29, 2009.
We recognize interest and penalties related to the unrecognized tax benefit in income tax expense. As of March 28, 2010, we do not have any accrued interest and penalties.
Balance Sheet
Total Group assets increased US$51.8 million in the three months ended March 28, 2010 to US$2,478.7 million mainly due to an increase in accounts receivables by US$29.6 million and property, plant and equipment by US$34.2 million, partially offset by a decrease in cash, cash equivalents and marketable securities by US$5.8 million.

The increase in accounts receivable was due to slower collections. The increase in property, plant and equipment was due to capital expenditure, partially offset by depreciation. The decrease in cash and cash equivalents was mainly due to cash used in investing and financing activities being higher than cash generated from operations.
Total Group liabilities increased US$19.3 million in the three months ended March 28, 2010 to US$822.7 million mainly due to an increase in accounts payables, payables related to property, plant and equipment purchases, and other payables by US$29.8 million, partially offset by a decrease in accrued operating expenses by US$9.7 million and total debts by US$6.2 million. The increase in accounts payables, payables related to property, plant and equipment purchases, and other payables is due to increased purchase of property, plant and equipment. The reduction in accrued operating expenses was due to a reduction in accrued staff cost.
Total shareholders’ equity attributable to STATS ChipPAC Ltd. increased by US$30.4 million to US$1,595.1 million mainly due to a net income of US$27.5 million recorded in the three months ended March 28, 2010.
Liquidity and Capital Resources
Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of March 28, 2010, we had cash, cash equivalents and marketable securities of US$362.3 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of US$175.5 million, of which US$99.8 million was utilized as of March 28, 2010. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our debt service repayment obligations for 2010 include our obligation to redeem the outstanding US$150.0 million aggregate principal amount of our 7.50% senior notes due in July 2010. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. Depending on business conditions, we expect our capital expenditures to be approximately US$200.0 million in 2010. We spent US$99.4 million on capital expenditures in the three months ended March 28, 2010, compared to US$9.5 million in the same period in 2009. Our capital expenditure in the three months ended March 28, 2010 was higher over the same period in 2009 as we expanded our 300mm embedded Wafer-Level Ball Grid Array (eWLB) manufacturing capacity.
In September 2009, STATS ChipPAC Korea Ltd. obtained a short term loan facility from DBS Bank Ltd with a credit limit of US$25.0 million. No drawdown has been made from this facility as of March 28, 2010.
In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of US$15.0 million. As of March 28, 2010, US$6.0 million was outstanding.
In March 2009, we repurchased US$2.0 million aggregate principal amount of our US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. We have deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in our financial statements.
In January 2008, we announced our intention to effect a proposed capital reduction to return surplus share capital in an amount of up to US$813.0 million to our shareholders. At an extraordinary general meeting held on March 17, 2008, our shareholders approved the proposed capital reduction.
Among other conditions, the proposed capital reduction was subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of our outstanding debt on terms and conditions acceptable to us. The amount of the cash distribution would accordingly have been determined based on the proceeds of such debt financing made available to us. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our senior notes in June 2008 but terminated it in August 2008 because the financing condition under the tender offer and consent solicitation was not satisfied.
In February 2009, we announced that we would not proceed with the proposed capital reduction as previously approved at the March 2008 shareholders’ meeting as given the economic environment, we were not able to obtain debt financing to fund the proposed cash distribution and the repayment of certain outstanding debt on terms and conditions acceptable to us.
In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately US$100.0 million. We funded the initial payment of US$50.0 million of the aggregate purchase consideration with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance US$46.8 million purchase price, after taking into account a contractual net-off of US$3.2 million of receivables from LSI. The promissory note is payable over four annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million were paid to LSI in 2008 and 2009, respectively. As of March 28, 2010, the amount payable to LSI under the promissory note was US$16.8 million.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, as well as debt service repayment obligations for 2010. Our debt service repayment obligations for 2010 include our obligation to redeem the outstanding US$150.0 million aggregate principal amount of our 7.50% senior notes due in July 2010. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing. We may also from time to time seek to refinance our outstanding debt, or retire or purchase our outstanding debt through cash purchases and/or exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Under the global market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the current market conditions persist or further deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
As of March 28, 2010, our total debt outstanding consisted of US$451.8 million of borrowings, which included US$150.0 million of our 7.5% Senior Notes due 2010, US$213.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
In September 2009, STATS ChipPAC Korea Ltd. obtained a US$25.0 million short term loan facility with DBS Bank Ltd. No draw down has been made from this facility as of March 28, 2010.
In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of US$15.0 million. As of March 28, 2010, US$6.0 million of loan under this credit facility was outstanding over two loan tranches of US$3.0 million each. The principal of the two loan tranches of US$3.0 million each is payable at maturity in June 2010. Interest on the two loan tranches of US$3.0 million each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.
In March 2009, we repurchased US$2.0 million aggregate principal amount of our 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). We financed the repurchase of these senior notes with our existing cash on hand. As a result, we recognized a gain on repurchase of senior notes of US$0.3 million in the first quarter of 2009.
In October 2007, we issued a promissory note carrying interest, payable annually, of 6.0% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of US$3.2 million amounted to US$16.8 million as of December 27, 2009. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million, were paid to LSI in 2008 and 2009, respectively. As of March 28, 2010, the amount payable to LSI under the promissory note was US$16.8 million.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$113.1 million based on exchange rate as of March 28, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan draw downs must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$22.0 million based on exchange rate as of March 28, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.9 million based on exchange rate as of March 28, 2010) loan with new credit facilities of NT$873.0 million (approximately US$27.4 million as of March 28, 2010) obtained from various bank and financial institutions. As of March 28, 2010, NT$423.0 million (approximately US$13.3 million) of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.7% to 1.8% per annum and maturities ranging from May 2011 to May 2012. In the three months ended March 28, 2010, STATS ChipPAC Taiwan Semiconductor Corporation early repaid NT$200.0 million (approximately US$6.3 million) of loan outstanding under the credit facilities.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.4 million as of March 28, 2010) credit facility from Mega Bank of which NT$85.2 million (approximately US$2.7 million) borrowings was outstanding as of March 28, 2010. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of US$6.4 million as of March 28, 2010.

We have a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of March 28, 2010, over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each are payable at maturity in April 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 1.60% per annum and 1.83% per annum, respectively. We have the option to roll-forward the principal at maturity for a period of one, two, three, or six months. We rolled forward the loan tranche due to mature in April 2010 for a period of one month.
At March 28, 2010, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of US$29.4 million with financial institutions.
Off-Balance Sheet Arrangements
We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations were approximately US$234.9 million as of March 28, 2010.
Contractual Obligations
Our total commitments on our loans, operating leases, other obligations and agreements as of March 28, 2010 were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
On balance sheet commitments:
7.5% Senior Notes due 2010 (1)	150,000	—	—	—	150,000
6.75% Senior Notes due 2011 (1)	—	213,000	—	—	213,000
6% promissory note (1)	10,000	6,800	—	—	16,800
Long-term loans (1)	3,432	12,558	—	—	15,990
Short-term loans (1)	56,000	—	—	—	56,000
Retirement benefits	548	718	946	7,951	10,163
Other non-current liabilities (2)	—	—	—	—	—

Total on balance sheet commitments	219,980	233,076	946	7,951	461,953

Off balance sheet commitments:
Operating leases	16,665	19,403	14,818	17,238	68,124
Royalty/ licensing agreements	9,102	17,684	17,264	102	44,152
Purchase obligations:
- Capital commitments	71,168	—	—	—	71,168
- Inventory purchase commitments	51,429	—	—	—	51,429

Total off balance sheet commitments	148,364	37,087	32,082	17,340	234,873

Total commitments	368,344	270,163	33,028	25,291	696,826

Notes:

(1)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year and 1-3 years amount to US$21.5 million and US$14.8 million, respectively.

(2)	Our other non-current liabilities as of March 28, 2010 were US$62.4 million, including US$10.2 million related to non-current retirement benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is US$2.4 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.
Contingencies
We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.

In February 2006, our Company, STATS ChipPAC Inc., (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, Inc., which agreement has been assigned by ChipPAC, Inc. to our Company.
In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
Our Company also, from time to time, receives from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on the Company’s business, financial condition and results of operations.
In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
Cash Flows From Operating Activities
In the three months ended March 28, 2010, cash provided by operations was US$68.6 million compared to cash used in operations of US$13.6 million in the three months ended March 29, 2009. Cash provided by operations is calculated by adjusting our net (loss) income by non-cash related items such as depreciation and amortization, amortization of debt issuance cost, loss or gain from sale of assets, gain from repurchase of senior notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, net income (loss) attributable to noncontrolling interest, share of equity income and by changes in assets and liabilities. In the three months ended March 28, 2010, non-cash related items included US$67.8 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), US$0.3 million gain from the sale of equipment, US$1.4 million from foreign currency exchange losses, US$0.1 million related to share-based compensation expense, US$3.9 million from deferred taxes, US$1.3 million from net income attributable to the noncontrolling interest of one of our subsidiaries and US$0.001 million equity income from equity investment.
In the three months ended March 29, 2009, non-cash related items included US$66.7 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), US$0.5 million gain from the sale of equipment, US$0.3 million gain from repurchase of senior notes, US$0.5 million from foreign currency exchange gains, US$0.1 million related to share-based compensation expense, US$0.1 million from deferred taxes, US$1.3 million from net loss attributable to the noncontrolling interest of one of our subsidiaries and US$1.0 million equity loss from equity investment.
Working capital uses of cash for the three months ended March 28, 2010 included increases in accounts receivables, inventories and decreases in accounts payable, accrued operating expenses and other payables and amount due to affiliates. Working capital source of cash for the three months ended March 28, 2010 included decreases in amount due from affiliates and other receivables, prepaid expenses and other assets. Accounts receivables were higher compared to December 27, 2009 due to slower collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 27, 2009 primarily due to timing of quarterly purchases.
Cash Flows From Investing Activities
In the three months ended March 28, 2010, cash used in investing activities was US$73.7 million compared to US$32.5 million in the three months ended March 29, 2009. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of US$66.2 million in the three months ended March 28, 2010 compared to US$24.3 million during the same period in 2009. In the three months ended March 28, 2010, we received nil, compared to US$0.5 million in the same period in 2009, of proceeds from sale of assets held for sale. In the three months ended March 28, 2010, we invested US$2.5 million, compared to US$1.6 million in the same period in 2009, in the acquisition of software, licenses and other intangible assets. In the three months ended March 28, 2010, we purchased marketable securities of US$8.1 million compared to US$22.6 million in the same period in 2009. In the three months ended March 28, 2010, we received proceeds from the sale and maturity of our marketable securities of US$3.1 million compared to US$15.3 million in the same period in 2009.
Cash Flows From Financing Activities
In the three months ended March 28, 2010, cash used in financing activities was US$6.8 million compared to US$6.0 million in the three months ended March 29, 2009. In the three months ended March 28, 2010, nil borrowings were made and US$6.5 million of our debt and borrowings were repaid. In the three months ended March 29, 2009, US$5.0 million of borrowings were made and US$9.1 million of our debt and borrowings were repaid. In the three months ended March 29, 2009, we repurchased US$2.0 million aggregate principal amount of our US$215.0 million 6.75% Senior Notes due 2011 (excluding interest) at an aggregate consideration of US$1.7 million.